Exhibit 99.13
BAYSWATER URANIUM CORPORATION (the “Company”) Suite 510, 510 Burrard Street Vancouver, BC, V6C 3A8 Telephone: (604) 687-2153 INFORMATION CIRCULAR as at July 16, 2008

This Information Circular is furnished in connection with the solicitation of proxies by the management of Bayswater Uranium Corporation (the "Company") for use at the annual general meeting (the "Meeting") of its shareholders to be held on Wednesday, August 20, 2008, at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to Bayswater Uranium Corporation "Common Shares" means common shares without par value in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(i)	each matter or group of matters identified therein for which a choice is not specified,

(ii)	any amendment to or variation of any matter identified therein, and

(iii)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter. Management is not currently aware of any other matter that could come before the Meeting.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(i)	completing, dating and signing the enclosed form of proxy and returning it to the Company's transfer agent, Pacific Corporate Trust Company, by fax at (604) 689-8144, or by mail or hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

(ii)	using a touch-tone phone to transmit voting choices to a toll free number at 1-888-835-8683 and following the instructions of the voice response system by providing the Holder ID and Holder Code located beside your name on the proxy form on the lower left hand side. If the Holder ID and Holder Code are not on the proxy, it will be on the back of the flyer enclosed with this material. Instructions are then conveyed by use of the touchtone selections over the telephone; or

(iii)	using the internet through the website of Pacific Corporate Trust Company at www.webvote.pctc.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the Holder ID and Holder Code and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with

Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the voting instruction form must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it by:

(i)	executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Pacific Corporate Trust Company or at the address of the Company, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(ii)	personally attending the Meeting and voting the regis tered shareholder's Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

RECORD DATE AND QUORUM

The board of directors (the "Board") of the Company have fixed the record date for the Meeting at the close of business on July 16, 2008 (the "Record Date"). Shareholders of the Company of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, except to the extent that any such shareholder transfers any shares after the Record Date and the transferee of those shares establishes that the transferee owns the shares and demands, not less than ten (10) days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

Under the Company's by-laws, the quorum for the transaction of business at the Meeting consists of one person who is, or who represents by proxy, one or more shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The voting securities of the Company consist of an authorized to issue an unlimited number of Common Shares. As of July 16, 2008, there were 145,498,742 Common Shares issued and outstanding, each carrying the right to one vote. Common Shares of the Company are listed on Tier 1 of the TSX Venture Exchange (the "TSXV").

As at July 16, 2008, to the knowledge of the directors and senior officers of the Company, and based on the Company's review of the records maintained by Pacific Corporate Trust Company, electronic filings with System for Electronic Document Analysis and Retrieval (SEDAR) and insider reports filed with System for Electronic Disclosure by Insiders (SEDI), no persons own, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

STATEMENT OF CORPORATE GOVERNANCE

Corporate Governance

Corporate governance relates to the activities of the Board of Directors (the "Board"), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. National Policy 58-201 Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. These guidelines are not intended to be prescriptive but to be used by issuers in developing their own corporate governance practices. The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.

Pursuant to National Policy 58-101 Disclosure of Corporate Governance Practices ("NP 59-101"), the Company is required to disclose its corporate governance practices, as summarized below. The Board of Directors will continue to monitor such practices on an ongoing basis and, when necessary, mplement such additional practices as it deems appropriate.

Board of Directors

The Board is currently composed of five (5) directors, George Leary, Victor Tanaka, Kenneth Armstrong, James Stewart and Praveen Varshney and it is proposed that all five (5) d irectors will be nominated at the Meeting.

Form 58-101F1 under Multilateral Instrument 52-110 Audit Committees (" MI 52-110") suggests that the board of directors of every listed company should be constituted with a majority of individuals who qualify as "independent" directors under MI 52-110 , which provides that a director is independent if he or she has no direct or indirect "material relationship" with the company. "Material relationship" is defined as a relationship which could, in the view of the comp any's board of directors, be reasonably expected to interfere with the exercise of a director's independent judgment. Of the proposed nominees, five (5) nominees, George Leary and Victor Tanaka are "inside" or management directors and accordingly are not considered "independent". In assessing Form 58-101F1 and making the foregoing determinations, the circumstances of each director have been examined in relation to a number of factors.

Directorships

The following table sets forth the directors of the Company who currently hold directorships in other reporting issuers:

Name of Director	Other Issuer
Victor Tanaka	Fjordland Explorations Inc.
Serengeti Resources Inc.
Gitennes Exploration Inc.
IMPACT Silver Corp.
Kenneth Armstrong	Strongbow Explorations Inc.
North Arrow Minerals Inc.

James Stewart	Buffalo Gold Corp.
Kingsman Resources Ltd.
Lund Gold Ltd.
Salmon River Resources Ltd.
Oromin Explorations Ltd.
Madison Minerals Inc.
CMYK Capital Inc.
Cascade Resources Ltd.
Praveen Varshney	Afrasia Mineral Fields Inc.
BCY Resources Inc.
Hastings Resources Corp.
JER Envirotech International Corp.
Spring & Mercer Capital Corp.

Orientation and Continuing Education

Each new director is given an outline of the nature of the Company's business, its corporate strategy and current issues within the Company. New directors are also required to meet with management of the Company to discuss and better understand the Company's business and are given the opportunity to meet with counsel to the Company to discuss their legal obligations as director of the Company.

In addition, management of the Company takes steps to ensure that its directors and officers are continually updated as to the latest corporate and securities policies which may affect the directors, officers and committee members of the Company as a whole. The Company continually reviews the latest securities rules and policies and is on the mailing list of the TSXV to receive updates to any of those policies. Any such changes or new requirements are then brought to the attention of the Company's directors either by way of director or committee meetings or by direct communications from management of the directors.

Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics (“CBCE”) which is intended to document the principles of conduct and ethics to be followed by the Company’s directors, officers and employees. The purpose of the CBCE is to:

1.	Promote integrity and deter wrongdoing.

2.	Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest.

3.	Promote avoidance of absence of conflicts of interest.

4.	Promote full, fair, accurate, timely and understandable disclosure to public communications made by the Company.

5.	Promote compliance with applicable governmental laws, rules and regulations.

6.	Promote and provide a mechanism for the prompt, internal reporting of departures from the CBCE.

7.	Promote accountability for adherence to the CBCE.

8.	Provide guidance to the Company’s directors, officers and employees to help them recognize and deal with ethical issues.

9.	To help foster a culture of integrity, honesty and accountability throughout the Company.

Nomination of Directors

The Board of Directors is responsible for identifying potential Board candidates. The Board of Directors assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other relevant factors. Members of the Board and persons with experience related to mineral exploration re consulted for possible candidates. At the Company’s present stage of development, the Board does not believe that a separate nominating committee is required.

Compensation

The Board has established a Compensation Committee which is responsible for reviewing the adequacy and form of compensation paid to the Company’s executives and key employees, and ensuring that such compensation realistically reflects the responsibilities and risks of such positions. In fulfilling its responsibilities, the Compensation Committee evaluates the performance of the Chief Executive Officer and other senior management in light of corporate goals and objectives, and makes recommendations with respect to compensation levels based on such evaluations.

Corporate Governance Committee

The Corporate Governance Committee of the Board of Directors consists of at least three independent directors. The Committee meets at least annually, or more frequently as required.

The Committee’s mandate is to assist the Board in establishing and maintaining a sound system of corporate governance through a process of continuing assessment and enhancement.

The Committee’s duties and responsibilities are:

  to advise the Chairman of the Board and the Board of directors on matters of corporate governance, including adherence to any governance guidelines or rules established by applicable regulatory authorities.
  to advise the Board on issues of conflict of interest for individual directors.
  to examine the effectiveness of the Company’s corporate governance practices at least annually and to propose such procedures and policies as the Committee believes are appropriate to ensure that the Board functions independently of management, management is accountable to the Board and procedures are in place to monitor the effectiveness of performance of the Board, committees of the Board and individual directors.
  to develop and conduct an annual Board self-evaluation process to develop and review with the Board annual Board goals or improvement priorities.
  to periodically review the mandates of the committees of the Board and determine what additional committees of the Board, if any, are required or appropriate.
  to develop such codes of conduct and other policies as are appropriate to deal with the confidentiality of the Company’s information, insider trading and the Company’s timely disclosure and other public Company obligations.
  to take such other steps as the Committee decides are appropriate, in consultation with the Board, to ensure that proper corporate governance practices are in place for the Company, with reference to the TSX guidelines or recommendations and other regulatory requirements on corporate governance.
  to review its charter and assess annually the adequacy of this mandate, the effectiveness of its performance and, when necessary, to recommend changes to the Board of Directors for its approval.

Other Board Committees

The Board has no other committees other than the Corporate Governance Committee, the Compensation Committee and the Audit Committee.

Assessments

The Company's Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

Audit Committee Disclosure

Pursuant to Section 224(l) of the Business Companies Act (British Columbia), the policies of the TSXV and MI 52-110 , the Company is required to have an Audit Committee comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company. MI 52-110 requires the Company, as a venture issuer, to disclose annually in its information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor.

Audit Committee's Charter

The purpose of the Audit Committee is to assist the Board of directors in fulfilling its oversight responsibilities by reviewing the financial information, which will be provided to the shareholders and the public, the systems of corporate controls, which management and the Board of directors have established, and overseeing the audit process. It has general responsibility to oversee internal controls, accounting and auditing activities and legal compliance of the Company and its subsidiaries. The Committee also is mandated to review and approve all material related party transactions. A copy of the Audit Committee's Charter is annexed hereto as Schedule "A".

Composition of the Audit Committee

The following are the members of the Committee:

Praveen Varshney		Independent (1)	Financially literate (1)
James Stewart		Independent (1)	Financially literate (1)
Kenneth Armstrong		Independent (1)	Financially literate (1)

1.	As defined by MI 52-110.

Relevant Education and Experience

Praveen Varshney obtained a Bachelor of Commerce degree from the University of British Columbia in 1987. Mr. Varshney obtained his Chartered Accountant designation in 1990 from KPMG LLP and is a member of the Institute of Chartered Accountants of British Columbia. Mr. Varshney is a Principal and Director of Varshney Capital Corp., a venture capital firm and has been active in the public venture capital markets since 1991. He has served as a director or officer of numerous private & public companies including CFO of Mantle Resources Inc. and past CFO of Carmanah Technologies Corporation.

James Stewart obtained his law degree from the University of British Columbia in 1983. From June 1993 to March 2000 Mr. Stewart was general counsel for Adrian Resources Ltd. Since June 1998 he has practiced law, primarily in the area of securities law, through his law corporation James G. Stewart Law Corporation. At various times from 1995 to date Mr. Stewart has acted as a director and officer of a number of publicly-traded resource companies.

Kenneth Armstrong is the President and Chief Executive Officer of Strongbow Exploration Inc. (TSX-V.SBW). Mr. Armstrong graduated from the University of Western Ontario with an Honours Bachelor of Science Degree (Geology) in 1992 and from Queen's University with a Master of Science Degree in Geology in 1995. He worked as a geologist with Diavik Diamond Mines Inc. from 1996 to 1997 and during that time was involved with the development of the original resource models for the Diavik Diamond mine in the Northwest Territories. Mr. Armstrong joined Aber Resources Ltd. in the fall of 1997 as Project Geologist, and since that time has also managed diamond, gold, and base metal exploration programs in Canada's north for Navigator Exploration Corp., Strongbow Resources Ltd. and Stornoway Diamond Corporation. Mr. Armstrong is a registered Professional Geoscientist in the Province of Ontario.

Audit Committee Oversight

At no time since the commencement of the Company's most recent completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's mo st recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services) , or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

External Auditor Service Fees (By Category)

Aggregate fees paid to the Auditor during the fiscal years ended February 29, 2008 and February 28, 2007 were as follows:

	Fiscal 2008	Fiscal 2007
Audit Fees	$45,720	$25,400
Audit-related Fees(1)	$53,340	$26,854
Tax Fees(2)	$15,100	$17,900
All Other Fees(3)	$Nil	$Nil
Total	$114,160	$70,154

1.	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under "Audit Fees".

2.	Fees charged for tax compliance, tax advice and tax planning services.

3.	Fees for services other than disclosed in any other column.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at February 29, 2008 and the other three most highly compensated executive officers of the Company as at February 29, 2008 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

Summary Compensation Table

	Annual Compensation				Long Term Compensation
					Awards		Payouts
					Securities	Restricted
					Under	Shares or
				Other Annual	Options/SARs	Restricted	LTIP	All Other
Name and		Salary	Bonus	Compensation	Granted	Share Units	Payouts	Compensation
Principal Position	Year	($)	($)	(1)	(#)	($)	($)	($)
				($)
George Leary	2008	Nil	Nil	Nil	1,635,000 (2)	Nil	Nil	$200,000
President and CEO	2007	Nil	Nil	Nil	1,115,000 (3)	Nil	Nil	$142,000
	2006	Nil	Nil	Nil	Nil	Nil	Nil	$47,000
Victor Tanaka(4)	2008	Nil	Nil	Nil	1,635,000	Nil	Nil	$160,000
COO	2007	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	2006	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Mark Gelmon,	2008	Nil	Nil	Nil	285,000 (6)	Nil	Nil	$68,200
CFO	2007	Nil	Nil	Nil	80,000 (7)	Nil	Nil	$20,000
	2006	Nil	Nil	Nil		Nil	Nil	Nil

(1)	Perquisites and other personal benefits, securities or property that do not in the aggregate exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for the Named Executive Officers for the financial year, if any, are not disclosed.

(2)	During the fiscal year ended February 28, 2008, Mr. Leary was granted 930,000 options at an exercise price of $1.65 until March 22, 2012, 335,000 options at an exercise price of $0.83 until January 7, 2013.

(3)	During the fiscal year ended February 28, 2007, Mr. Leary was granted 215,000 options at an exercise price of $0.90 until April 10, 2011, 500,000 options at an exercise price of $1.30 until July 19, 2011, 200,000 options at an exercise price of $1.41 until September 1, 2011, 200,000 options at an exercise price of $1.42 until December 8, 2011.

(4)	During the financial year ended 2008, Mr. Tanaka became one of the three highest paid employees of the Company whose total salary and bonuses totalled more than $150,000. Accordingly, Mr. Tanaka became a “Named Executive Officer” as defined in Section 1.3 of NI 51-102F6, Statement of Executive Compensation.

(5)	During the fiscal year ended February 28, 2008, Mr. Leary was granted 930,000 options at an exercise price of $1.65 until March 22, 2012, 335,000 options at an exercise price of $0.83 until January 7, 2013.

(6)	During the fiscal year ended February 28, 2008, Mr. Gelmon was granted 150,000 options at an exercise price of $1.65 until March 22, 2012, 50,000 options at an exercise price of $0.80 until August 16, 2012 and 85,000 options at an exercise price of $0.83 until January 7, 2013.

(7)	During the fiscal year ended February 28, 2007, Mr. Gelmon was granted 15,000 options at an exercise price of $0.90 until April 10, 2011, 20,000 options at an exercise price of $1.41 until September 1, 2011, 45,000 options at an exercise price of $1.42 until December 8, 2011.

Long-Term Incentive Plan Awards to Named Executive Officers

A long term incentive plan (" LTIP") is "a plan providing compensation intended to motivate performance over a period greater than one financial year" and does not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during its financial year ended February 29, 2008.

Options & SARs Granted to Named Executive Officers

The following table sets forth particulars concerning individual grants of options to purchase or acquire securities of the Corporation and its subsidiaries, if any, and stock appreciation rights ("SARs") Form 51-102F6 prescribed by the National Instrument 51-102 - Continuous Disclosure Obligations under the Securities Act of the Province of British Columbia, made to each Named Executive Officer during the financial year ended February 29, 2008:

					Market Value of
					Securities
			% of Total		Underlying
		Securities	Options	Exercise Price	Options/SARs
		under	Granted to	or Base Price	on Date of Grant	Expiration
Name	Date of	Options/SARs	Employees in	($/Security)	($/Security)	Date
	Grant	Granted (#) 1	Financial
			Year 2
George Leary	Mar 23, 2007	930,000	24%	$1.65	$1.82	Mar 22, 2012
	Aug 17, 2007	370,000	23.3%	$0.80	$0.73	Aug 16, 2012
	Jan 8, 2008	335,000	13.1%	$0.83	$0.84	Jan 7, 2013
Victor Tanaka	Mar 23, 2007	930,000	24%	$1.65	$1.82	Mar 22, 2012
	Aug 17, 2007	370,000	23.3%	$0.80	$0.73	Aug 16, 2012
	Jan 8, 2008	335,000	13.1%	$0.83	$0.84	Jan 7, 2013
Mark Gelmon	Mar 23, 2007	150,000	3.8%	$1.65	$1.82	Mar 22, 2012
	Aug 17, 2007	50,000	3.1%	$0.80	$0.73	Aug 16, 2012
	Jan 8, 2008	85,000	3.3%	$0.83	$0.84	Jan 7, 2013

1	common shares of the Corporation

2	includes stock options granted to directors, officers, employees and consultants.

Options & SARs Exercised by Named Executive Officers

The following table sets forth particulars concerning each exercise of options and SARs by each Named Executive Officer during the financial year ended February 29, 2008, and the financial year-end value of unexercised options and SARs:

			Unexercised Options at FY-	Value of Unexercised in-the-Money
	Securities	Aggregate	End	Options at FY-End(1)
Named	Acquired on	Value	(#)	($)
Executive	Exercise	Realized	Exercisable/	Exercisable/
Officers	(#)	($)	Unexercisable	Unexercisable
			2,367,500 (exercisable)	$Nil (exercisable)
George Leary	Nil	N/A	167,500 (unexercisable)	$Nil (unexercisable)
			1,871,780 (exercisable)	$12,691.20 (exercisable)
Victor Tanaka	100,000	$156,000	167,500 (unexercisable)	$Nil (unexercisable)
			322,500 (exercisable)	$Nil (exercisable)
Mark Gelmon	Nil	N/A	42,500 (unexercisable)	$Nil (unexercisable)
1.	based on closing price on the date of the current financial year end, or, if no trades on date of the currentfinancial year end, closing price on the previous trading day

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company is a party to a Management Service Contract with GML Minerals Consulting Ltd. (“GML” or the “Consultant”), a company owned and controlled by George Leary, President and CEO of the Company, and his wife (for further details, refer to the heading “Management Contracts” below. Pursuant to that agreement, the Company may terminate this Agreement and discontinue the management services provided hereunder without cause, in which event the Company shall be obligated to provide the Consultant with a contract termination payment equal to 12 times the monthly management fee in effect at the time of such termination.

In the event of a Change of Control of the Company (as defined below), the Consultant shall have the right to cancel this Agreement, within ninety (90) days from the date of the Change of Control, upon written notice to the Company. Within thirty (30) days from the date of delivery of such notice, the Company shall forward to the Consultant:

(a)	the amount of money due and owing to the Consultant hereunder to the extent accrued due to the Consultant to the effective date of termination, but remaining unpaid, if any, including without limitation any earned but unused vacation pay; and

(b)	a termination payment in an amount equal to the greater of:

	(i)	twenty-four (24) times the monthly management fee payable to the Consultant pursuant to this Agreement, or

	(ii)	the amount which would have been paid to the Consultant for the balance of the term of this Agreement had the Consultant not elected to terminate this Agreement.

A “Change in Control” shall be deemed to have occurred in any one of the following events:

(c)	the acquisition by any person or any group of persons acting jointly or in concert (as determined by the Securities Act (BC)) whether directly or indirectly, of voting securities of the Company which, together with all other voting securities of the Company held by such person or persons, constitutes, in the aggregate, more than 50% of all outstanding voting securities of the Company;

(d)	the sale, lease, or other disposition of all or substantially all of the assets of the Company to another person or company other than to a subsidiary;

(e)	an amalgamation, arrangement or other form of business combination of the Company with another company which results in the holders of voting securities of that other company holding in the aggregate more than 50% of all the outstanding voting securities of the company resulting from the business combination; or

(f)	a reconstitution of the Board of Directors of the Company such that the majority of the Board of Directors is comprised of individuals who were not members of the Board of Directors before the reconstitution.

Other than as referred to in “Management Contracts” below, neither the Company nor any of its subsidiaries have any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

Management Contracts

The Company is a party to the following Management Contracts:

1.	the Company has entered into an agreement with GML whereby GML is engaged to perform management services for the Company at a rate of $20,000 per month;

2.	the Company has entered into an agreement Victor Tanaka, Chief Operating Officer and Executive Vice President, to provide geological consulting services and technical expertise for $20,000 per month; and

3.	the Company is a party to a Management Agreement with iO Corporate Services Ltd. (iO”), whereby iO is engaged to perform management services for the Company at a rate of $2,500 per month. Marion McGrath, the Corporate Secretary of the Company, is co-owner of iO.

Otherwise, there are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

Compensation of Directors

As at January 1, 2008, all independent directors are compensated an annual fee of $20,000 to be paid pro rata quarterly with the Chair of any particular Committee receiving an additional fee of $5,000 annually, als o to be paid pro rata quarterly. In addition, board members and committee members are compensated for each meeting attended in the amount of $1,000.

The Company has no formal plan pursuant to which options to purchase securities of the Company were or may be granted to executive officers. The Company grants incentive stock options from time to time to its Directors, Officers and

Employees in accordance with TSXV policies at the discretion of its Board of Directors.

Securities Authorized For Issuance Under Equity Compensation Plans

For a description of our equity compensation plan, please see the heading “Options” above and “Continuation of Share Option Plan” below. The following table sets out equity compensation plan information as at the end of the financial year ended February 29, 2008:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders - (the Option Plan)	14,401,077	$1.14	466,817
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	14,401,077	1.14	466,817

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of February 29, 2008 or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as previously disclosed under the heading “Termination of Employment, Change in Responsibilities and Employment Contracts” to the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended February 29, 2008, or has any interest in any material transaction in the current year.

The directors and officers of the Company have an interest in the resolutions concerning the election of directors and stock options. Otherwise no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Financial Statements

The shareholders will receive and consider the audited financial statements of the Company for the fiscal year ended February 29, 2008 together with the auditor's report thereon.

Election of Directors

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the Business Companies Act (British Columbia) (the "BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company.

The following table sets out the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at the date of this Information Circular.

Name and Municipality of Residence Of Nominee and Present Position with Company	Principal Occupation	Period From Which Nominee Has Been Director	Number of Approximate Voting Securities 1
George Leary Calgary, AB President, CEO and Director	President and CEO of Bayswater Uranium Corporation	August 15, 2006	1,049,711
Victor Tanaka North Vancouver, B.C. COO, Executive VP and Director	Self-employed businessperson, iO Corporate Services Ltd. Chief Operating Officer and Executive VP of Bayswater from August 2006 to Present	August 15, 2006	682,881
Kenneth Armstrong Vancouver, BC Director	President and CEO of Strongbow Exploration Inc. since February 2005	August 15, 2006	Nil
James Stewart Vancouver, BC Director	Barrister & Solicitor of J.G. Stewart Law Corporation from 1998 to present	October 10, 2007	Nil
Praveen Varshney Vancouver, BC Director	Principal and Director of Varshney Capital Corp.	December 21, 2007	Nil

1voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised

Management does not contemplate that any of the nominees will be unable to serve as a director. However, if a nominee should be unable to so serve for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. The persons named in the enclosed form of proxy intend to vote for the election of all of the nominees whose names are set forth above.

Except as referred to below, as at the date of this Information Circular and within the ten years before the date of this Information Circular, no proposed director:

(a)	is or has been a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

i.	was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

ii.	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

iii.	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has within 10 years before the date of the Information Circular became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officers or shareholders.

Mr. Victor Tanaka was a director of Petra Resources Corp. Ltd. (“ Petra”), a BC company listed on the CDNX (now the Exchange), which was suspended from trading by the CDNX on February 21, 2002 for failure to maintain transfer agent services. Mr. Tanaka was a director of Petra from September 29, 1997 to January 31, 2002

Appointment of Auditor

Management recommends the re-appointment of Davidson & Company, LLP, Chartered Accountants, as the auditor of the Company to hold office until the close of the next annual meeting of the shareholders.

Shares represented by proxies in favour of the management nominees will be voted in favour of the appointment of Davidson & Company, LLP, as auditor of the Company and authorizing the Board to fix the auditor ’s remuneration, unless a sharehol der has specified in his proxy that his shares are to be withheld from voting on the appointment of auditor.

Approval of 10% Rolling Stock Option Plan

The TSX requires that each company listed on its stock exchange have a stock option plan and accordingly, the Company presently has a 10% rolling stock option plan in place pursuant to which the Company can issue options up to a maximum of 10% of its issued and outstanding shares, from time to time. The directors are of the view that it is in the best interests of the Company to maintain the Company Plan, which will enable the directors to grant options to directors, officers, employees and other service providers as a means of rewarding positive performance and providing incentive to effectively manage the affairs of the Company. Additionally, the TSX requires that the Company seek annually shareholder approval to the plan.

The following information is intended as a brief description of the Plan and is qualified in its entirety by the full text of the Plan which will be available at the Meeting:

The Plan

The Plan provides that stock options may be granted to directors, senior officers, employees, consultants or consultant companies of the Company or any of its affiliates.

The Plan provides for the issuance of stock options to acquire up to 10% of the Company’s issued and outstanding capital as at the date of grant (the “Plan Ceiling”), subject to standard anti-dilution adjustment.. This is a “rolling” plan as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company’s issued and outstanding share capital increases. All outstanding stock options granted prior to the implementation of the Plan will be included in the Plan, but at no time will more than 10% of the outstanding shares be subject to grant under the Plan. If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares in respect of that expired or terminated stock option that has not been exercised shall again be available for the purpose of the Plan.

The Plan may be terminated by the Board at any time, but such termination will not alter the terms or conditions of any options granted prior to the date of such termination. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised, expires or voluntarily cancelled or otherwise terminated in accordance with the provisions of the Plan.

The Plan provides that other terms and conditions, including vesting schedules, may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the particular option agreement.

The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts. The Board may issue a majority of the options to insiders of the Company. However, in no case will the issuance of common shares upon the exercise of stock options granted under the Plan result in:

(a)           the number of options granted in a 12 month period to any one consultant exceeding 2% of the issued shares of the company (calculated at the time of grant);

(b)           the aggregate number of options granted in a 12 month period to any one individual exceeding 5% of the outstanding shares of the Company (calculated at the time of grant);

(c)           the number of options granted in a 12 month period to employees or consultants undertaking investor relations activities exceeding in the aggregate 2% of the issued shares of the Company (calculated at the time of grant);

(d)           the aggregate number of common shares reserved for issuance to any one individual upon the exercise of options granted under the Plan or any previously established and outstanding stock option plans or grants, exceeding 5% of the issued shares of the Company (calculated at the time of the grant) in any 12 month period.

Options granted under the Plan will be for a term not to exceed five years from the date of their grant. In the case of a director, officer, employee or consultant, the option will terminate at the close of business on the date which is the earlier of (a) 30 calendar days after which the optionee ceases to be an employee or consultant, or (b) such date as the board may determine at the time of grant. In the case of an employee or consultant of the Company who provides Investor Relations Activities on behalf of the Company, the option will terminate (a) at the close of business on the date which the optionee ceases to be an employee or consultant of the Company who provides Investor Relations Activities, or (b) such date as the board may determine at the time of grant. In the event of the death of an optionee, the stock option will expire at the close of business on the date which is the earlier of one year from the date of death or (b) such date as the board may determine at the time of grant.

The price at which an optionee may purchase a common share upon the exercise of a stock option will be as set out in the option agreement issued in respect of such option and in any event will not be less than the discounted market price of the Company’s common shares as of the date of the grant of the stock option. Currently under the policies of the Exchange, the definition of the “discounted market price” of the Company’s shares is the closing trading price on the day before the granting of the stock option less a maximum discount of 25% for a closing price per share of $0.50 or less, 20% for a closing price of $0.51 to $2.00, and 15% above $2.00.

A stock option will be non-assignable except that it will be exercisable by the personal representative of the optionee in the event of the optionee’s death or incapacity.

Shareholders will be asked to consider, and if thought fit to approve the following resolution:

           “RESOLVED, as an ordinary resolution that:

1.	the Company’s stock option plan (the “Plan”) as set forth in the Information Circular dated July 16, 2008, be and it is hereby adopted and approved including reserving for issuance under the Plan at any time of a maximum of 10% of the issued and outstanding shares of the Company;

2.	the Company be authorized to grant stock options pursuant and subject to the terms and conditions of the Plan;

3.	the outstanding stock options which have been granted prior to the implementation of the Plan shall, for the purpose of calculating the number of stock options that may be granted under the Plan, be treated as options granted under the Plan; and

4.	the directors and officers of the Company be authorized and directed to perform all such acts and deeds and things and execute, under seal of the Company or otherwise, all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions.”

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at 408 – 837 West Hastings Street, Vancouver, BC, V6C 3N6, to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of the Company.

DATED at Vancouver, British Columbia, July 16, 2008.

BY ORDER OF THE BOARD

/s/ “George Leary”

George Leary Chief Executive Officer

SCHEDULE “A”

BAYSWATER URANIUM CORPORATION
(the “Company”)

AUDIT COMMITTEE CHARTER

The purpose of the Audit Committee is to assist the Board of directors in fulfilling its oversight responsibilities by reviewing the financial information, which will be provided to the shareholders and the public, the systems of corporate controls, which management and the Board of directors have established, and overseeing the audit process. It has general responsibility to oversee internal controls, accounting and auditing activities and legal compliance of the Company and its subsidiaries. The Committee also is mandated to review and approve all material related party transactions.

1.0            Purpose of the Committee

1.1            The Audit Committee represents the Board in discharging its responsibility relating to the accounting, reporting and financial practices of the Company and its subsidiaries, and has general responsibility for oversight of internal controls, accounting and auditing activities and legal compliance of the Company and its subsidiaries.

2.0            Members of the Committee

2.1            The Audit Committee shall consist of no less than three Directors, a majority of whom shall be "independent" as defined under Multilateral Instrument 52-110, while the Company is in the developmental stage of its business. The members of the Committee shall be selected annually by the Board and shall serve at the pleasure of the Board.

2.2            At least one Member of the Audit Committee must be "financially literate" as defined under Multilateral Instrument 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of the accounting is sues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

3.0            Meeting Requirements

3.1            The Committee will, where possible, meet on a regular basis at least once every quarter, and will hold special meetings as it deems necessary or appropriate in its judgment. Meetings may be held in person or telephonically, and shall be at such times and places as the Committee determines. Without meeting, the Committee may act by unanimous written consent of all members which shall constitute a meeting for the purposes of this charter.

3.2            A majority of the members of the Committee shall constitute a quorum.

4.0            Duties and Responsibilities

The Audit Committee’s function is one of oversight only and shall not relieve the Company’s management of its responsibilities for preparing financial statements which accurately and fairly present the Company’s financial results and conditions or the responsibilities of the external auditors relating to the audit or review of financial statements. Specifically, the Audit Committee will:

(a)	have the authority with respect to the appointment, retention or discharge of the independent public accountants as auditors of the Company (the “auditors”) who perform the annual audit in accordance with applicable securities laws, and who shall be ultimately accountable to the Board through the Audit Committee;

(b)	review with the auditors the scope of the audit and the results of the annual audit examination by the auditors, including any reports of the auditors prepared in connection with the annual audit;

(c)	review information, including written statements from the auditors, concerning any relationships between the auditors and the Company or any other relationships that may adversely affect the independence of the auditors and assess the independence of the auditors;

(d)	review and discuss with management and the auditors the Company’s audited financial statements and accompanying Management’s Discussion and Analysis of Financial Conditions (“MD&A”), including a discussion with the auditors of their judgments as to the quality of the Company’s accounting principles and report on them to the Board;

(e)	review and discuss with management the Company’s interim financial statements and interim MD&A and report on them to the Board;

(f)	pre-approve all auditing services and non-audit services provided to the Company by the auditors to the extent and in the manner required by applicable law or regulation. In no circumstances shall the auditors provide any non-audit services to the Company that are prohibited by applicable law or regulation;

(g)	evaluate the external auditor’s performance for the preceding fiscal year, reviewing their fees and making recommendations to the Board;

(h)	periodically review the adequacy of the Company's internal controls and ensure that such internal controls are effective;

(i)	review changes in the accounting policies of the Company and accounting and financial reporting proposals that are provided by the auditors that may have a significant impact on the Company’s financial reports, and report on them to the Board;

(j)	oversee and annually review the Company’s Code of Business Conduct and Ethics;

(k)	approve material contracts where the Board of Directors determines that it has a conflict;

(l)	establish procedures for the receipt, retention and treatment of complaints received by the Company regarding the audit or other accounting matters;

(m)	where unanimously considered necessary by the Audit Committee, engage independent counsel and/or other advisors at the Company’s expense to advise on material issues affecting the Company which the Audit Committee considers are not appropriate for the full Board;

(n)	satisfy itself that management has put into place procedures that facilitate compliance with the provisions of applicable securities laws and regulation relating to insider trading, continuous disclosure and financial reporting;

(o)	review and monitor all material related party transactions which may be entered into by the Company; and

(p)	periodically review the adequacy of its charter and recommending any changes thereto to the Board.

5.0            Miscellaneous

5.1            Nothing contained in this Charter is intended to extend applicable standards of liability under statutory or regulatory requirements for the directors of the Company or members of the Committee. The purposes and responsibilities outlined in this Charter are meant to serve as guidelines rather than as inflexible rules and the Committee is encouraged to adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities.